                                                                     Exhibit 3.3

                 Scope - Amendment to Articles - April 30, 2004

Articles 25 and 26 shall be deleted and replaced by articles 25, 26, 26A and
26B.

25.  Exemption

     a.   The Company may exempt office holders from responsibility, either entirely or in part, for damage caused by breach of the duty of care towards the Company.

     b.   The Company may not exempt office holders from responsibility related to breach of trust.

26.  Indemnification

     a.   He Company may retroactively indemnify office holders for liability or expenses as set forth in sub-section (c) below, where such liability or expenses are incurred in the course of such office holder performing his or her duties.

     b.   The Company may undertake in advance to indemnify office holders for that type of event that, in the opinion of the board, can be foreseen upon the granting of the indemnification undertaking, limited to an amount as determined by the board to be reasonable in such circumstances, for liability or expenses as set forth in sub-section
          (c) below, where such liability or expenses are incurred in the course of such office holder performing his or her duties.

     c.   The types of events to which sub-sections a & b above apply are as follows:

               i.   Monetary liabilities assessed upon an office holder for the benefit of a third party in accordance with the decision of a court, including decisions given in compromise or by an
                    arbitrator and certified by a court;

               ii.  Reasonable litigation expenses incurred by the office holder, including legal fees, or as such office holder must pay under court order, in a proceeding filed against him by the Company or in the name of the Company or by a third
                    party, or in a criminal indictment from which he or she was acquitted, or in a criminal indictment in which he or she
                    was convicted, but such offence does not require proof of
                    criminal intent.

26A. Insurance

The Company may procure directors & officers insurance for liabilities placed upon office holders in the course of such office holder performing his or her duties, in the following circumstances:

     a.   Breach of duty of care towards the Company or a third party;

     b.   Breach of trust towards the Company, so long as such office holder acted in good faith and has reasonable grounds to believe that such action would not harm the interests of the Company;

     c.   Monetary liabilities assessed upon an office holder for the benefit of a third party.

26B. Void Actions

Notwithstanding articles 25, 26 and 26A above, the Company may not procure directors & officers insurance, or indemnify or provide exemptions to office holders in the following circumstances:

     a.   Breach of trust, except for in the case described in article 26A(b)
          above;

     b.   Intentional or reckless breach of duty of care;

     c.   Any action taken with the intent to derive illegal profit;

     d.   Any fine or tax penalty imposed on such office holder.